

Mail Stop 4631

March 29, 2010

Via U.S. Mail

Mr. Alan Pretter
Senior Legal Counsel
NOVA Chemicals Corporation
1550 Coraopolis Corporation
Coraopolis, PA 15108

> **RE:** **NOVA Chemicals Corporation**
> **Amendment No. 2 to Form F-4**
> **Filed March 17, 2010**
> **File No. 333-163915**

Dear Mr. Pretter:

We have reviewed your filing and have the following comments.

Market and Regulatory Risk, page 89

Foreign Exchange Hedging, page 89

1. We note your response to comment two in our letter dated February 26, 2010, and your revised disclosure. Tell us your basis for using a 1% change for your sensitivity analysis. In this regard, it appears that the percentage change in the currency exchange rate between the Canadian Dollar and the US dollar has been as much as approximately 7% in the last year. Note that instructions to Item 11(a) of Form 20-F rules says that a registrant should select hypothetical changes in market rates or prices that are expected to reflect reasonably possible near-term changes in those rates and prices. In this regard, absent economic justification for the selection of a different amount, registrants should use changes that are not less than 10 percent of end of period market rates or prices.

Prior Comment 23 - Note 21 – United States Generally Accepted Accounting Principles, page F-77

2. In your response to comment 31 in your letter dated February 12, 2010, you indicated that you planned to include the information requested in our comment when you file your 2009 financial statements. We are unable locate this

Mr. Alan Pretter
NOVA Chemicals Corporation
March 29, 2010
Page 2

information in your filing. As previously requested, please tell us how your current disclosure satisfies the requirements in Item 17(c)(vii) to provide summarized balance sheet and income statement information using the captions specified in Rule 1-02(aa) of Regulation S-X.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Rocha, Staff Accountant, at (202) 551-3854 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Alan Talkington, Esq. (via facsimile)
        Orrick, Herrington & Sutcliffe LLP